

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2018

Michael Upchurch
Chief Financial Officer
KANSAS CITY SOUTHERN
427 West 12th Street
Kansas City, Missouri

      Re: KANSAS CITY SOUTHERN
            Form 10-K for the Fiscal Year Ended December 31, 2017
            Filed January 26, 2018
            File No. 001-04717

Dear Mr. Upchurch:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                          Division of Corporation Finance
                                        Office of Transportation and Leisure